                                                                                    FILING PURSUANT TO RULE 425 OF THE
                                                                                    SECURITIES ACT OF 1933, AS AMENDED

                                                                                    FILER: NORTHROP GRUMMAN CORPORATION

                                                                                    SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                                                    FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                                                   (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

The following press release was issued by Northrop Grumman on May 1, 2002.

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NEWS
Northrop Grumman Corporation
Northrop Grumman Corporation
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-553-6262
Fax 310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423

For Immediate Release
NORTHROP GRUMMAN SENDS LETTER TO TRW SHAREHOLDERS
URGING SUPPORT OF CONTROL SHARE ACQUISITION PROPOSAL

LOS ANGELES -- May 1, 2002 -- Northrop Grumman Corporation (NYSE: NOC) announced today that it has sent the following letter to TRW Inc. (NYSE: TRW) shareholders urging them to keep Northrop Grumman's offer for TRW alive by voting for the control share acquisition proposal at the May 3 Special Meeting of Shareholders.

May 1, 2002

Dear TRW Shareholder:
For Immediate Release

A negotiated merger in which Northrop Grumman pays full and fair price for TRW has always been our goal. TRW’s tactics, however, have caused us to question whether it is truly interested in exploring any Northrop Grumman proposal as an opportunity to maximize value for TRW shareholders. Because we believe you deserve the chance to consider our offer, we encourage you to vote FOR the control share acquisition proposal at Friday’s special meeting.

Without a favorable vote at the special meeting, our exchange offer cannot legally proceed, and you will not have the opportunity to ever consider the value in our current offer or any other enhanced proposal we may make in the future. Remember, your vote at the special meeting does not obligate you to accept Northrop Grumman’s current offer.

PROTECT YOUR INVESTMENT BY KEEPING OUR OFFER ALIVE

Northrop’s current offer of $53 per share represents a significant premium to TRW’s historical trading levels. In fact, it represents a 33% premium over TRW’s pre-offer trading price of $39.80 and a 38% premium over TRW’s pre-offer 12-month trading average price of $38.47. TRW clearly trades now based on the likelihood of a transaction ultimately being consummated, demonstrated, in part, by the fact that TRW’s stock rose $10.50 the day we made our first offer. The question you need to ask is: “What happens if Northrop Grumman is not permitted to keep its offer alive?”

Despite proclaiming a newfound commitment to shareholder value, historical results do not support TRW’s statements. Under the same management team, an investment in TRW stock declined by nearly 25% in the two-year period ended December 31, 2001.

-more-

NORTHROP GRUMMAN SENDS LETTER TO TRW SHAREHOLDERS
URGING SUPPORT OF CONTROL SHARE ACQUISITION PROPOSAL
YOU WILL SHARE IN THE BENEFITS OF THE COMBINED COMPANIES

Should Northrop Grumman be successful in its efforts to acquire TRW, you will become a shareholder in the combined entity. As a shareholder, you will participate in any appreciation in Northrop Grumman’s stock resulting from synergies and cost savings achieved as the new company recognizes the benefits of integration. Northrop Grumman has a long track record of successfully generating shareholder value from strategic acquisitions. In the two-year period ended December 31, 2001, an investment in Northrop Grumman stock nearly doubled.

TRW’s ALTERNATIVE STRATEGIES — NOT WITHOUT RISK!

TRW has put forth its own “value enhancement plan” – a plan that seems to be based on some very optimistic assumptions and necessitates several risky steps before it delivers any value to shareholders. The steps comprising this plan are susceptible to a wide variety of risks over an undetermined and lengthy period of time.

TRW claims to be in the best position to execute the spin-off of its automotive business. However, TRW itself has stated that the spin-off of its automotive business is dependent on the sale of Aeronautical Systems at a premium price and additional debt reduction of $500-$700 million in order to maintain an investment-grade credit rating for the separate automotive and defense companies. The sale of Aeronautical Systems by TRW is a process designed to maximize expediency rather than value. TRW is planning on selling Aeronautical Systems in the midst of a severe downturn in its core commercial aerospace business. Northrop Grumman, however, would not be forced to sell this premier asset immediately. Instead, we can wait for a more opportune time for a divestiture in order to maximize the value to the shareholders, in the same fashion Northrop Grumman waited to exit its Commercial Aerostructures business in 2000. Furthermore, the ultimate value realizable from TRW’s restructuring plan depends on valuations for the separate automotive and defense companies that are uncertain and far in the future. In stark contrast to such uncertainty and risk, Northrop Grumman’s offer delivers solid value in the NEAR TERM.

DO NOT BE MISLED!

You recently voted to permit Northrop Grumman to conduct due diligence. Despite your vote at last week’s shareholder meeting, TRW has continued to ignore you by refusing to provide Northrop Grumman access to non-public information. Northrop Grumman has agreed to participate in any reasonable process the TRW board may establish for the consideration of offers, including a 75-day standstill agreement. TRW has refused to negotiate and continues to insist on an unreasonable 3-year standstill agreement before providing Northrop Grumman with non-public information. A 3-year standstill removes the pressure on the Board to act in your best interests by allowing them to do NOTHING. In fact, TRW’s insistence on a long standstill agreement can only serve to entrench senior management’s desire to undertake its long and risky restructuring plan without challenges from other strategic alternatives. TRW’s simultaneous pursuit of its restructuring plan while evaluating other strategic alternatives is incompatible with a process to thoroughly evaluate the sale of the entire company.

VOTE TO KEEP THE PRESSURE ON

Your vote FOR the control share proposal at the special meeting is critical because its keeps our offer alive. It also tells your board that unless TRW negotiates with Northrop Grumman, it will not have fully explored all of the value-maximizing alternatives for its shareholders.

-more-

NORTHROP GRUMMAN SENDS LETTER TO TRW SHAREHOLDERS
URGING SUPPORT OF CONTROL SHARE ACQUISITION PROPOSAL
Please return a BLUE proxy card today. Carefully review and complete the certificate of eligibility on the reverse side of the proxy card to ensure your vote is counted at the special meeting. The meeting is this Friday, May 3, so please act today.

If you have any questions or require assistance in voting your shares, call D.F. King & Co., Inc. toll-free on 1-800-755-7250.

Sin	cerely,

Ch	airman and Chief Executive Officer

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman’s proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission’s website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman’s offer to exchange, at 800-755-7250.

-more-

NORTHROP GRUMMAN SENDS LETTER TO TRW SHAREHOLDERS
URGING SUPPORT OF CONTROL SHARE ACQUISITION PROPOSAL

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333?83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with a Special Meeting of TRW Shareholders to be held on May 3, 2002. Northrop Grumman has filed proxy materials for this shareholder meeting which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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